Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Claude Resources Finds Significant Gold Intersections on Shane Property

    CALGARY, May 4 /CNW/ - Claude Resources Inc. ("Claude"), (TSX:CRJ;
AMEX:CGR), is pleased to announce the results of the winter 2006 exploration program on the Shane Property in northern Saskatchewan, Canada.
    The Shane Property is located approximately five kilometres east of
Claude's operating Seabee gold mine.
    Claude has a 75% interest in the property and Shane Resources Ltd. of
Saskatoon, Saskatchewan has the remaining 25%. In addition, Cameco Corp. has a
5% Net Profits Interest on the property. The requirement to spend $500,000 by
March 31, 2006 was met with this program and the Company will move into the next phase of the option agreement, which requires expenditures of $100,000 per year for the next two years.
    The 2006 winter drill program consisted of twelve diamond drill holes totaling 2,940 metres. The gold mineralization is hosted by quartz veins and sheared metavolcanic rocks of the Pine Lake Greenstone Belt. The mineralized sections contain between 1% and 10% sulphides (pyrite and pyrrhotite).
Drilling to date has outlined several distinct gold-bearing lenses ranging from one metre to several metres in thickness. Notable gold grades include:
6.11 grams per tonne over 3.31 metres (2.87 metres true width) intersected in
SHA06-13, 7.91 grams per tonne over 5.08 metres (4.16 metres true width)
intersected in SHA06-20, and 8.21 grams per tonne over 3.53 metres (2.99 metres true width) intersected in SHA06-23 (Table 1).

    <<
    Table 1: Significant intersections from winter 2006 program, Shane
             Property

    -------------------------------------------------------------------------
                                                                    Weighted
                                                  True       Gold    Average
    Hole No.     From         To   Width (m)  Width (m)    (g/t)1) Gold (g/t)
    -------------------------------------------------------------------------
    SHA06-13    83.59      86.90       3.31       2.87                6.11(2)
    -------------------------------------------------------------------------
      incl.     85.40      86.00       0.60       0.52      73.79
    -------------------------------------------------------------------------
    SHA06-13   123.06     124.06       1.00       0.87       5.52
    -------------------------------------------------------------------------
    SHA06-13   148.70     149.10       0.40       0.35       4.25
    -------------------------------------------------------------------------
    SHA06-13   185.32     186.08       0.76       0.66       5.35
    -------------------------------------------------------------------------
    SHA06-14   145.75     146.75       1.00       0.64       4.56
    -------------------------------------------------------------------------
    SHA06-16    57.55      58.22       0.67       0.47       9.74
    -------------------------------------------------------------------------
    SHA06-17    68.96      69.75       0.79       0.68       4.05
    -------------------------------------------------------------------------
    SHA06-19    18.70      19.40       0.70       0.54      15.85
    -------------------------------------------------------------------------
    SHA06-20    11.30      16.38       5.08       4.16                  7.91
    -------------------------------------------------------------------------
      incl.     12.25      13.50       1.25       1.02      23.22
    -------------------------------------------------------------------------
      incl.     14.30      15.08       0.78       0.64       7.75
    -------------------------------------------------------------------------
    SHA06-20    68.85      69.64       0.79       0.61       9.47
    -------------------------------------------------------------------------
    SHA06-20   165.94     166.42       0.48       0.36       7.17
    -------------------------------------------------------------------------
    SHA06-20   254.50     255.10       0.60       0.42       6.79
    -------------------------------------------------------------------------
    SHA06-22   214.62     215.70       1.08       0.88       3.88
    -------------------------------------------------------------------------
    SHA06-23    77.65      81.18       3.53       2.99                  8.21
    -------------------------------------------------------------------------
      incl.     77.65      79.12       1.47       1.25      10.82
    -------------------------------------------------------------------------
      incl.     79.12      80.14       1.02       0.87      11.25
    -------------------------------------------------------------------------
    (1) TSL Laboratories, Saskatoon, Saskatchewan
    (2) Cutting Factor of 30 g/t applied
    -------------------------------------------------------------------------
    >>

    This recent drilling at the Shane Property follows work recommendations from a previous drilling program which was conducted just to the west where the target was gold-bearing, altered, intrusive rock. Intersected zones ranged from 1 to 5 metres in width and graded from 0.5 to 6.6 grams per tonne.
    Exploration is still in the early stages and will be followed up this summer with a program of geochemistry and geophysics to extend the surface mineralization, currently open both to the east and west. A drill program will be defined pending the results of the summer work.
    Assaying was completed at the TSL Laboratory in Saskatoon. Vice President of Exploration, Patrick Hannon, M.A.Sc., P.Eng., is Claude Resources Inc.'s
qualified person. For access to maps, figures, and data from Claude's winter
2006 exploration results on the Shane Property, visit the Claude Resources website (www.clauderesources.com).

    Cautionary Note Regarding Forward-Looking Information

    This news release contains "forward-looking statements" that are based on
Claude Resources' expectations, estimates and projections as of the dates as of which these statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could", "planning" and similar expressions.
These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to gold price and foreign currency exchange rate volatility, and uncertainties and costs related to: exploration and development activities, production rates and the cash and total costs of production, or the ability to obtain necessary permitting.
    A discussion of these and other factors that may affect Claude Resources'
actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources' forward-looking statements. These and other factors should be considered carefully with readers not placing undue reliance on such forward-looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Patrick Hannon, M.A.Sc., P. Eng. Vice President
Exploration or Neil McMillan, President and CEO, 1-306-668-7505, Facsimile:
1-306-668-7500, clauderesources(at)clauderesources.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 18:39e 04-MAY-06